Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description sets forth certain material terms and provisions of the securities of Aeterna Zentaris Inc. (“Aeterna,” the “Company,” “we,” “us,” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of Canada law, including the Canada Business Corporations Act (the “CBCA”). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Canadian law and our amended and restated articles of incorporation and amendment and restated bylaws, copies of which are incorporated by reference as exhibits to the Annual Report on 20-F of which this Exhibit is a part. We encourage you to read our amended and restated articles of incorporation and amendment and restated bylaws and the applicable provisions of Canada law for additional information. Capitalized terms used and not otherwise defined in this Exhibit shall have the respective meanings ascribed to them in the Annual Report on 20-F of which this Exhibit is a part.

General

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, and May 9, 2019 (together with the Restated Articles of Incorporation, the “Articles”) and by our bylaws, as amended and restated on March 21, 2013 (the “bylaws”). Our Articles are on file with Corporations Canada under Corporation Number 264271-9. The Articles do not include a stated purpose and do not place any restrictions on the business that we may carry on

Inspection Rights of Shareholders

Under the CBCA, shareholders are entitled to be provided with a copy of the list of our registered shareholders. In order to obtain the shareholder list, a shareholder must provide to us an affidavit including, among other things, a statement that the list will only be used for the purposes permitted by the CBCA. These permitted purposes include an effort to influence the voting of our shareholders, an offer to acquire our securities and any other matter relating to our affairs. We are entitled to charge a reasonable fee for the provision of the shareholder list and must deliver that list no more than ten days after receipt of the affidavit described above.

Under the CBCA, shareholders have the right to inspect certain corporate records, including our Articles and bylaws and minutes of meetings and resolutions of the shareholders. Shareholders have no statutory right to inspect minutes of meetings and resolutions of our directors. Our shareholders have the right to certain financial information respecting us. In addition to the annual and quarterly financial statements required to be filed under applicable securities laws, we are required by the CBCA to place before every annual meeting of shareholders our audited comparative annual financial statements. In addition, shareholders have the right to examine the financial statements of each of our subsidiaries and any other corporate entity whose accounts are consolidated in our financial statements.

Directors

The minimum number of directors we must have is five (5) and the maximum number is fifteen (15). In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. None of the Articles, the bylaws and the CBCA impose any mandatory retirement requirements for directors.

The directors are elected by a majority of the votes cast at the annual meeting at which an election of directors is required, to hold office until the election of their successors, except in the case of resignations or if their offices become vacant by death or otherwise. Subject to the provisions of our bylaws, all directors may, if still qualified to serve as directors, stand for re-election. The Board is not replaced at staggered intervals but is elected annually.

There is no provision in our bylaws or Articles that requires that a director must be a shareholder.

The directors are entitled to remuneration as shall from time to time be determined by the Board or by a committee to which the Board may delegate the power to do so. Under the mandate of the NGCC, such committee, comprised of at least a majority of independent directors, is tasked with making recommendations to the Board concerning director remuneration.

The CBCA provides that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us must disclose to us the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board, even if such contract, in connection with our normal business activity, does not require the approval of either the directors or the shareholders. At the request of the president or any director, the director placed in a situation of conflict of interest must leave the meeting while the Board discusses the matter. The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

●	relates primarily to his or her remuneration as our director, officer, employee or agent or as a director, officer, employee or agent of an affiliate of us;

●	is for indemnity or insurance for director’s liability as permitted by the CBCA; or

●	is with our affiliate.

The CBCA provides that the Board may, on our behalf and without authorization of our shareholders:

●	borrow money upon our credit;

●	issue, reissue, sell or pledge our debt obligations;

●	give a guarantee on our behalf to secure performance of an obligation of any person; and

●	mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations.

The shareholders have the ability to restrict such powers through our Articles or bylaws (or through a unanimous shareholder agreement), but no such restrictions are in place.

The CBCA prohibits the giving of a guarantee to any of our shareholders, directors, officers or employees or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by us or our affiliates, where there are reasonable grounds for believing that we are or, after giving the guarantee, would be unable to pay our liabilities as they become due, or the realizable value of our assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of our liabilities and stated capital of all classes. These borrowing powers may be varied by our bylaws or Articles. However, our bylaws and Articles do not contain any restrictions on or variations of these borrowing powers.

Pursuant to the CBCA, our directors manage and administer our business and affairs and exercise all such powers and authority as we are authorized to exercise pursuant to the CBCA, the Articles and the bylaws. The general duties of our directors and officers under the CBCA are to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to us and our shareholders for breach of fiduciary duty. In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to us for any amounts improperly paid or distributed.

Our bylaws provide that the Board may, from time to time, appoint from amongst their number committees of the Board, and delegate to any such committee any of the powers of the Board except those which pursuant to the CBCA a committee of the Board has no authority to exercise. As such, the Board has two standing committees: the Audit Committee and the Nominating, Governance and Compensation Committee, or the NGCC.

Subject to the limitations provided by the CBCA, our bylaws provide that we shall, to the full extent provided by law, indemnify a director or an officer, a former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and his or her heirs and legal representatives, against all costs, losses, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been our director or officer or such body corporate, provided: (a) he or she acted in good faith in our best interests and (b) in the case of a criminal or an administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful.

Our directors are authorized to indemnify from time to time any director or other person who has assumed or is about to assume in the normal course of business any liability for us or for any corporation controlled by us and to secure such director or other person against any loss by the pledge of all or part of our movable or immovable property through the creation of a hypothec or any other real right in all or part of such property or in any other manner.

We have also agreed to indemnify and save harmless our directors and senior corporate officers as well as the managing directors of our German subsidiary pursuant to various Director and Officer Indemnification Agreements against certain charges, damages, awards, settlements, liabilities, interest, judgments, fines, penalties, statutory obligations, professional fees and retainers and other expenses of whatever nature or kind, provided that any such costs, charges, professional fees and other expenses are reasonable (collectively, “Expenses”) and from and against all Expenses sustained or incurred by the indemnified party as a result of serving as a director, officer or employee of the Company (or its subsidiary) in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted, omitted or acquiesced in by the indemnified party as a director, officer or employee of the Company (or its subsidiary).

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at March 25, 2020, there were approximately 23,472,771 million Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

Common Shares

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by our Board on the Common Shares. Finally, the holders of the Common Shares are entitled to receive our remaining property upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares

The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of or to attend or vote at meetings of shareholders. The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, Common Shares or shares of any other class of shares of our share capital ranking junior to the First Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of Common Shares or shares of any other class of shares of our share capital ranking junior to the Second Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

Our Board may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Shareholder Actions

The CBCA provides that our shareholders may, with leave of a court, bring an action in our name and on our behalf for the purpose of prosecuting, defending or discontinuing an action on our behalf. In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that our directors were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in our best interests that the action be brought.

Shareholder Rights Plan

The Board of the Company approved an amended and restated shareholder rights plan of the Company on March 29, 2019, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Company on May 8, 2019 (the “Rights Plan”). The Rights Plan amended and restated the Company’s shareholder rights plan originally implemented in 2016 and was implemented to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company.

Objectives and Background of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for our Board and shareholders to assess an unsolicited take-over bid for us, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a “Permitted Bid”, as described below, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Rights Plan. A draft of the Rights Plan is available at the following websites: www.zenataris.com, www.sedar.com and www.sec.gov.

For the purposes of this summary and as set out in the Rights Plan, the term “NI 62-104” refers to National Instrument 62-104-Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto.

Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right was issued in respect of each common share outstanding at 5:01 p.m. on March 29, 2016 (the “Record Time”). In addition, we will issue one right for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment to us of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in our securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

1.	the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and

2.	the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a particular Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one Common Share upon payment of the Exercise Price to us.

Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see “Waiver and Redemption” below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Permitted Lock-up Agreements with our shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

A Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no “break up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1.	the take-over bid must be made by means of a take-over bid circular;

2.	the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

3.	the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for:

a)	prior to the close of business on a date that is not less than 105 days following the date of the relevant take-over bid or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics of NI 62-104)) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

b)	then only if at the close of business on the date Common Shares (and/or “Convertible Securities”, as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, “Independent Shareholders”) that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4.	the take-over bid must allow Common Shares and/or Convertible Securities to be deposited or tendered pursuant to such take-over bid, unless such take-over bid is withdrawn, at any time prior to the close of business on the date Common Shares and/or Convertible Securities are first taken up or paid for under the take-over bid;

5.	the take-over bid must allow Common Shares and/or Convertible Securities to be withdrawn until taken up and paid for; and

6.	in the event the requirement set forth in clause 3.b) above is satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3.a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid; provided, however, that a take-over bid that has qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the foregoing provisions of the definition of “Competing Permitted Bid” and any acquisition of Common Shares and/or Convertible Securities made pursuant to such take-over bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares and/or Convertible Securities made before such take-over bid ceased to be a Competing Permitted Bid, will not be a “Permitted Bid Acquisition” (as defined in the Rights Plan).

Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our Common Shares. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and we shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, we may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. We may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to our best interests and the best interests of our shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to our shareholders as are considered appropriate.

Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Company to be held in 2022 and at every third annual meeting of the Company thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the issued and outstanding shares cast at a duly called special meeting. For certain amendments, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and we implement such changes, demand payment of the fair value of its shares.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, or who directly or indirectly exercises control or direction over voting securities of a reporting issuer, voting securities of an issuer or a combination of both, carrying more than ten percent of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within ten days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.

Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than five percent of a class of an equity security registered under Section 12 of the Exchange Act. Our Common Shares are so registered. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Meeting of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and fixing or authorizing the Board to fix their remuneration and for the transaction of other business as may properly come before a meeting of shareholders. Any annual meeting may also constitute a special meeting to take cognizance and dispose of any matter of which a special meeting may take cognizance and dispose. Under the bylaws, our Chief Executive Officer or our President has the power to call a meeting of shareholders.

The CBCA provides that the holders of not less than 5% of our outstanding voting shares may requisition our directors to call a meeting of shareholders for the purpose stated in the requisition. Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against us or our directors, officers or shareholders, our directors, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, we shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

The CBCA also provides that, except in limited circumstances, a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

A quorum of shareholders is present at an annual or special meeting of shareholders, regardless of the number of persons present in person at the meeting, if the holder(s) of shares representing at least 10% of the outstanding voting shares at such meeting are present in person or represented in accordance with our bylaws. In the case where the CBCA, our Articles or our bylaws require or permit the vote by class of holders of a given class of shares of our share capital, the quorum at any meeting will be one or more persons representing 10% of the outstanding shares of such class.

Notice of the time and place of each annual or special meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote thereat. If the address of any shareholder, director or auditor does not appear in our books, the notice may be sent to such address as the person sending the notice may consider to be most likely to reach such shareholder, director or auditor promptly. Every person who, by operation of the CBCA, transfers or by any other means whatsoever, becomes entitled to any share, shall be bound by every notice given in respect of such share which, prior to the entry of his or her name and address on our register, is given to the person whose name appears on the register at the time such notice is sent. Notice of meeting of shareholders called for any other purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

Our bylaws include an advance notice provision (the “Advance Notice Requirement”). The Advance Notice Requirement applies in certain circumstances where nominations of persons for election to the Board are made by our shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to us prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, we must be given not less than 30 nor more than 65 days’ notice prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), we must be given notice not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

Limitations on Right to Own Securities

Neither Canadian law nor our Articles or bylaws limit the right of a non-resident to hold or vote our Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).

The Investment Act requires any person that is a “non-Canadian” (as defined in the Investment Act) who acquires “control” (as defined in the Investment Act) of an existing Canadian business to file either a pre-closing application for review or a post-closing notification with Innovation, Science and Economic Development Canada.

As of February 15, 2020, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.075 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), which as of March 2020 include investors ultimately controlled by nationals of Australia, Chile, Colombia, EU member states, Honduras, Japan, Korea, Mexico, New Zealand, Panama, Peru, Singapore, the U.S. or Vietnam, the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds C$1.613 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

As such, under the Investment Act, the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor or a trade agreement investor, including a U.S. investor, would be reviewable only if the enterprise value of our assets exceeds the specified threshold for review.

Where the acquisition of control is a reviewable transaction, the Investment Act generally prohibits the implementation of the reviewable transaction unless, after review, the relevant Minister is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada.

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of “control” of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state-owned enterprises. Other than in connection with a “national security” review, discussed below, certain transactions in relation to our Common Shares would be exempt from the Investment Act including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

●	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security”. The Minister of Innovation, Science and Economic Development has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre or post-closing basis.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements.